Exhibit 99.1

Gridsum Announces Formation of a Special Committee to Evaluate Non-Binding Proposal

BEIJING, May 11, 2018 — Gridsum Holding Inc. (“Gridsum” or “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today announced that, in response to the non-binding proposal from FutureX Capital Limited received by the Company’s Board of Directors on May 8, 2018 (the “Proposal”), the Board of Directors of Gridsum has formed a special committee (the “Special Committee”) comprised of the three independent directors Mr. Peter Andrew Schloss, Mr. Xudong Gao and Mr. Thomas A. Melcher, to evaluate the Proposal and any other alternative transactions. Mr. Schloss has been appointed as Chairman of the Special Committee.

No decisions have been made by the Special Committee with respect to the Company’s response to the Proposal or any other alternative transaction. The Special Committee has not set a definitive timetable for the completion of its evaluation of the Proposal or any other alternative transaction, and does not currently intend to announce developments unless and in the event a definitive agreement has been reached. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the transactions contemplated by the Proposal or any other alternative transaction will be approved or consummated.

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in Gridsum’s pursuit of its goals and strategies; the unexpected developments, including slow growth, in the digital intelligence market; unexpected difficulties and potential delays in filing annual or other reports with the SEC; PRC governmental policies relating to media, software, big data, the internet, internet content providers and online advertising; and general economic and business conditions in the regions where Gridsum provides solutions and services. All information provided in this press release and in the attachments is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com

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